EXHIBIT 16.1


WEINBERG & COMPANY, P.A. (letterhead)




September 23, 2002




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     OCEAN RESOURCES, INC.
        FILE REF. NO. 000-49750.



We were previously the principal accountant for Ocean Resources, Inc. and, under the date of February 18, 2002, we reported on the financial statements of Clip N' Pierce (now known as Ocean Resources, Inc.,) as of December 31, 2001. On September 23, 2002, we were advised our appointment as principal accountant was terminated. We have read the statements included under Item 4 of its Form 8-K dated September 20, 2002, and we agree with such statements with the exception of Item 4(i). We did not receive any communication from the Company as to our dismissal until September 23, 2002.

     Very truly yours,

     /s/Weinberg Company

     WEINBERG & COMPANY, P.A. Certified Public Accountants